02053072

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

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SEC FILE NUMBER
8- 42201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 29 2002 PROCESSING SECTION 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mewbourne Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3901 South Broadway
(No. and Street)

Tyler,	Texas	75701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Roe Buckley — (903)561-2900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	Texas	75201
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Roe Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mewbourne Securities, Inc., as of June 30, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

J Roe Buckley
Signature

President
Title

Glenda F. Carter
Notary Public

GLENDA F. CARTER
Notary Public
STATE OF TEXAS
My Comm. Exp. 5-28-2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

To the Board of Directors of
Mewbourne Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Mewbourne Securities, Inc. (the "Company") for the fiscal year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Associated of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

August 6, 2002

PRICEWATERHOUSECOOPERS

MEWBOURNE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA WITH REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400

Report of Independent Accountants

To the Board of Directors
Mewbourne Securities, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Mewbourne Securities, Inc. at June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally excepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally excepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental data on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

August 20, 2002

MEWBOURNE SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2002 AND 2001

	2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,893	$ 18,910
Total current assets	18,893	18,910
Other assets	3,300	3,300
Total assets	$ 22,193	$ 22,210
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable, affiliate	$ 72	$ 231
Stockholder's equity:		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding	10	10
Additional paid-in capital	18,564	18,564
Retained earnings	3,547	3,405
Total stockholder's equity	22,121	21,979
Total liabilities and stockholder's equity	$ 22,193	$ 22,210

The accompanying notes are an integral part of the financial statements.

MEWBOURNE SECURITIES, INC.

STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Revenue:		
Interest income	$ 214	$ 679
Expense:		
Federal income tax expense	72	235
Net income	$ 142	$ 444

The accompanying notes are an integral part of the financial statements.

MEWBOURNE SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at June 30, 2000	1,000	$ 10	$ 18,564	$ 2,961	$ 21,535
Net income				444	444
Balance at June 30, 2001	1,000	10	18,564	3,405	21,979
Net income				142	142
Balance at June 30, 2002	1,000	$ 10	$ 18,564	$ 3,547	$ 22,121

The accompanying notes are an integral part of the financial statements.

MEWBOURNE SECURITIES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 142	$ 444
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Accounts payable, affiliate	(159)	(16)
Net cash provided by (used in) operating activities	(17)	428
Net change in cash and cash equivalents	(17)	428
Cash and cash equivalents, beginning of period	18,910	18,482
Cash and cash equivalents, end of period	$ 18,893	$ 18,910

During the years ended June 30, 2002 and 2001, the Company paid $231 and $253 for income taxes, respectively.

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Mewbourne Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas corporation that is a wholly-owned subsidiary of Mewbourne Holdings, Inc. ("MHI"). The Company facilitates the sponsorship of interests in certain oil and gas limited partnerships. The Company does not receive any fees nor incur any costs in performing this function.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue

Revenue consists of interest income earned on a money market cash account.

Cash and cash equivalents

The Company considers all highly liquid investments, those with original maturities of three months or less at the date of acquisition, to be cash equivalents.

Income taxes

The Company is included in MHI's consolidated federal income tax return. Income tax expense is calculated on a current basis at the MHI (consolidated) level and then allocated to the Company based on the ratio of its respective taxable income to the aggregate taxable income of all entities in the consolidated group that have taxable income. The Company reimburses MHI for its share of allocated taxes. Accounts payable, affiliate at June 30, 2002 and 2001 consisted entirely of unreimbursed income taxes to MHI.

2. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2002 and 2001 the Company had net capital of $18,821 and $18,679, respectively, and a minimum net capital requirement of $5,000.

The Company's net capital ratio (aggregate indebtedness to net capital) at June 30, 2002 and 2001 approximated 0:1. The Company is required to maintain a net capital ratio of 15:1 or less.

3. RELATED PARTY TRANSACTIONS

Mewbourne Oil Company (MOC), an affiliate, pays certain registration fees on behalf of the Company. The Company has no obligation to repay these fees to MOC.

During 2000, in connection with the NASDAQ offering, the Company as a member of the NASD exercised its right to acquire warrants to purchase common stock in the NASDAQ market. The warrants are recorded at cost of $3,300 and are presented as other assets in the accompanying Statements of Financial Condition. The purchase was made by MHI on behalf of the Company. In accordance with the provisions of Rule 15c3-1, this amount has been excluded from the computation of net capital as defined.

4. SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the years ended December 31, 2001 and 2000. Therefore, a statement of changes in liabilities subordinated to claims of general creditors has not been presented.

SUPPLEMENTAL DATA

MEWBOURNE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION JUNE 30, 2002 AND 2001

The computation of Net Capital as of June 30, 2002 and 2001 under Rule 15c3-1 of The Securities and Exchange Commission is as follows:

	2002	2001
Total ownership equity qualified for Net Capital	$ 22,121	$ 21,979
Less non-allowable assets (Note 3)	(3,300)	(3,300)
Net Capital	$ 18,821	$ 18,679
Less Net Capital requirement	(5,000)	(5,000)
Excess Net Capital	$ 13,821	$ 13,679

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

This computation of net capital pursuant to Rule 15c3-1 differs from the corresponding net capital amount prepared by Mewbourne Securities, Inc. and included in the Company's Part II (unaudited) FOCUS report as of June 30, 2002 and 2001 by $67 and $226, respectively.

MEWBOURNE SECURITIES, INC.

STATEMENT OF OMITTED SUPPLEMENTAL DATA
JUNE 30, 2002 AND 2001

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Mewbourne Securities, Inc. claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(i).